Exhibit 2.1

SECOND AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS SECOND AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of January 23, 2026 by and among PACE CAR ACQUISITION LLC, a Delaware limited liability company (“Buyer”), SONIM TECHNOLOGIES, INC., a Delaware corporation (“Seller”), SOCIAL MOBILE TECHNOLOGY HOLDINGS LLC, a Delaware limited liability company (the “Parent”) and CLAY CROLIUS, solely in his capacity as the representative of Seller under this Amendment, the Purchase Agreement (as defined below), and the Ancillary Agreements (the “Seller Representative”), to amend that certain Asset Purchase Agreement, dated as of July 17, 2025, by and among Buyer, Seller, Parent and Seller Representative, as amended by that certain First Amendment to Asset Purchase Agreement dated November 24, 2025 (as amended, the “Purchase Agreement”). Buyer, Seller, Parent and Seller Representative are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” All capitalized terms used in this Amendment but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement.

WHEREAS, the Parties desire to amend the Purchase Agreement upon the terms and conditions set forth in this Amendment;

WHEREAS, Section 11.7 of the Purchase Agreement provides that the Purchase Agreement may be amended by an instrument signed in writing by the Buyer and Seller.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

1. Amendments to Purchase Agreement.

a.	The Purchase Agreement is hereby amended by deleting each of Schedules A through E of the Purchase Agreement in their entirety and replacing them with Schedule A and Schedule E attached to this Amendment.

b.	The Purchase Agreement is hereby amended by deleting the definitions of “Adjustment Escrow Amount”, “Escrow Agent”, “Escrow Agreement”, “Indemnification Escrow Amount” in their entirety.

c.	The Purchase Agreement is hereby amended by deleting the definition of “Ancillary Agreements” in its entirety, and replacing it with the following:

“Ancillary Agreements” means the Bill of Sale, the Intellectual Property Assignment Agreement, the Transition Services Agreement, the Equity Transfer Instruments with respect to the Acquired Subsidiaries and any documents, agreements, certificates, exhibits, annexes, schedules or other instruments contemplated by this Agreement or any Ancillary Agreement.

d.	The Purchase Agreement is hereby amended to add the following definition:

“Holdback Amount” means an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000).

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e.	The Purchase Agreement is hereby amended by deleing the definition of “Transaction Expenses” in its entirety, and replacing it with the following:

“Transaction Expenses” means, without duplication, the aggregate amount of: (a) any fees, costs, expenses, disbursements or other amounts payable or reimbursable by Seller or any Acquired Subsidiary or for which Seller or any Acquired Subsidiary has any Liability arising from or in connection with the preparation, negotiation, execution or performance of this Agreement or the Ancillary Agreements or the process or consummation of the Transactions (including any marketing, auction or sale process and any discussions or negotiations with any other Person), including any fees, costs, expenses or other amounts in respect of (i) obtaining Seller Approvals, (ii) releasing or terminating any Liens and (iii) any counsel, advisor, investment banker, expert, consultant, accountant, auditor or other professional of Seller or any Acquired Subsidiary; (b) any Liability in respect of management fees or other fees, expenses or other amounts payable to Seller or its Affiliates in connection with the Transaction; (c) any Liability of Seller or any Acquired Subsidiary; for any sale, transaction, success, change-of-control, retention, “stay-around,” transition, termination, severance, phantom equity, deferred compensation, profit sharing, bonus or incentive Contract, plan, arrangement, payment or obligation or other discretionary or compensatory amount triggered (in whole or in part and with or without a subsequent event) as a result of or in connection with the Transactions (such amounts, “Sale Bonus Amounts”); (d) the employer’s portion of any employment, unemployment, payroll or similar Tax (including, without limitation, the employer’s portion of payroll Taxes relating to amounts incurred as a result of any Sale Bonus Amounts); and (e) any amount paid or to be paid to offset or gross-up any Person for any excise Tax or income Tax for any other Transaction Expense; provided, that, “Transaction Expenses” shall not include any Indebtedness to the extent actually included in the calculation of Estimated Indebtedness or Actual Indebtedness and resulting in a corresponding decrease to the Final Adjustment Amount.

f.	The Purchase Agreement is hereby amended by deleing Section 2.4(b) in its entirety, and replacing it with the following:

(b) At the Closing, Buyer shall make, or cause to be made, the following payments:

(ii) Buyer shall retain the Holdback Amount, as a source of recovery for any Adjustment Shortfall owing to Buyer pursuant to the provisions of Section 2.5 (Post-Closing Adjustment) and the indemnification provisions of Article X (Indemnification)

(ii) on behalf of Seller, to the Persons’ account(s) and in the amounts specified in the Distribution Schedule, the aggregate amount of all Estimated Transaction Expenses, in accordance with the payment instructions set forth in the Distribution Schedule;

(iii) on behalf of Seller, the Repaid Indebtedness, to the Persons’ account(s) and in the amounts specified in the Distribution Schedule, in accordance with the Payoff Letters and the payment instructions set forth in the Distribution Schedule; and

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(iv) to the Seller an aggregate amount in cash equal to (1) the Purchase Price minus (2) the Holdback Amount, by wire transfer of immediately available funds to an account of the Seller set forth in the Distribution Schedule.

g.	The Purchase Agreement is hereby amended by deleing Section 2.4(f) in its entirety, and replacing it with the following:

(i) If the Final Adjustment Amount exceeds or equals the Adjustment Amount calculated at the Closing (the amount, if any, by which the Final Adjustment Amount is greater than the Adjustment Amount calculated at the Closing shall be referred to as, the “Adjustment Surplus”), Buyer shall pay to Seller an amount equal to such Adjustment Surplus by wire transfer of immediately available funds within five (5) Business Days after the date on which the Final Adjustment Amount is finally determined.

(ii) If the Final Adjustment Amount is less than the Adjustment Amount calculated at the Closing (the amount, if any, by which the Adjustment Amount calculated at the Closing is greater than the Final Adjustment Amount shall be referred to as, the “Adjustment Shortfall”), then Buyer shall satisfy such Adjustment Shortfall from the Holdback Amount, with the Adjustment Shortfall to be deducted from the Holdback Amount. If the Adjustment Shortfall exceeds the remaining balance of the Holdback Amount at the time of determination (such excess being defined as the “Excess Shortfall”), Seller shall pay to Buyer an amount equal to such Excess Shortfall by wire transfer of immediately available funds within five (5) Business Days after the date on which the Final Adjustment Amount is finally determined. Seller shall have no further claim against the Buyer or other rights with respect to the Holdback Amount to the extent it is utilized to satisfy an Adjustment Shortfall, if any.

h.	The Purchase Agreement is hereby amended by deleting Section 2.6 in its entirety, and replacing it with the following:

2. 6 RESERVED.

i.	The Purchase Agreement is hereby amended by adding Section 5.6(d):

(d) In furtherance of the foregoing, Seller shall obtain the consent of Google Ireland Limited to the assignment from Seller to Buyer of any Contracts with Google Ireland Limited or its Affiliates no later than sixty (60) days following the Closing Date.

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j.	The Purchase Agreement is hereby amended by deleting Section 5.19(a) in its entirety, and replacing it with the following:

(a) For purposes of this Agreement and the Ancillary Agreements, Seller hereby agrees to the appointment of the party designated above as the initial Seller Representative of Seller, as the attorney-in-fact for and on behalf of Seller, and the taking by the Seller Representative of any and all actions and the making of any decisions required or permitted to be taken by them under or contemplated by this Agreement, the Ancillary Agreements and the other documents, agreements, certificates, schedules or other instruments contemplated hereby or thereby, including the exercise of the power to (i) execute this Agreement, the Ancillary Agreements and any other documents, agreements, certificates, schedules or other instruments contemplated hereby or thereby, including all amendments to such documents, and take all actions required or permitted to be taken under such documents, (ii) authorize Buyer to setoff against the Holdback Amount, or any portion thereof, in satisfaction of purchase price adjustment, indemnification or other claims contemplated by this Agreement, (iii) agree to, negotiate, enter into settlements and compromises of and comply with orders of courts and awards of arbitrators with respect to such indemnification or other claims, (iv) resolve any indemnification or other claims, (v) receive and forward notices and communications pursuant to this Agreement and the Ancillary Agreements, and (vi) take all actions necessary in the judgment of the Seller Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, the Ancillary Agreements and any other documents, agreements, certificates, schedules or other instruments contemplated hereby or thereby. The Seller Representative hereby accepts his appointment as the Seller Representative. The Seller Representative is hereby authorized by Seller to act on its behalf as required hereunder and under the Ancillary Agreements. Seller agrees to be bound by all actions taken and documents executed by the Seller Representative in connection with is Agreement, the Ancillary Agreements and any other documents, agreements, certificates, schedules or other instruments contemplated hereby or thereby, including this Section 5.19. Each Buyer Indemnified Party will be entitled to rely on any action or decision of the Seller Representative as the full and final decision of Seller and will be fully protected and indemnified for its reliance thereof. Seller and its Affiliates shall release and discharge the Buyer Indemnified Parties from and against any Liability arising out of or in connection with any action or decision of the Seller Representative or the Seller Representative’s failure to distribute any amounts received by the Seller Representative on behalf of, or for further distribution to, Seller or other Person.

k.	The Purchase Agreement is hereby amended by deleting Section 8.1(i)(ii) in its entirety, and replacing it with the following:

(ii) RESERVED

l.	The Purchase Agreement is hereby amended by deleting Section 8.2(f)(i) in its entirety, and replacing it with the following:

(i) RESERVED

m.	The Purchase Agreement is hereby amended by deleting Section 10.1 in its entirety, and replacing it with the following:

10.1 Indemnification by Seller. Subject to the terms and conditions of this Article X (Indemnification), upon the Closing of the Transactions, Seller hereby agrees to indemnify, defend and hold harmless Buyer and Buyer’s Affiliates, and each of their respective Affiliates, equityholders, partners, directors, managers, officers, employees, advisors, agents, representatives, successors and assigns (each, a “Buyer Indemnified Party”) from and against any and all Damages suffered, incurred or sustained by, or imposed upon, the Buyer Indemnified Parties resulting from, related to, arising out of or incurred in connection with:

(a) any breach of or inaccuracy in any representation or warranty of Seller or its Affiliates set forth in (i) this Agreement or (ii) any Ancillary Agreement;

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(b) any breach of or non-fulfillment of any covenant or agreement set forth in (i) this Agreement or (ii) any Ancillary Agreement required to be performed by Seller, its Affiliates or the Seller Representative;

(c) any (i) Indebtedness of Seller or its Affiliates or Transaction Expenses, in each case, to the extent not paid in full at the Closing or actually included in the calculation of the Final Adjustment Amount or (ii) any Adjustment Shortfall;

(d) any actual or alleged errors, omissions or inaccuracies in the Pre-Closing Statement;

(e) any Excluded Liability;

(f) any Excluded Asset, including the ownership, use or operation of any Excluded Asset after Closing;

(g) any claim, demand, action, suit or proceeding by a third-party or a derivative matter, based on or directly or indirectly relating to: (x) the Letter of Intent dated May 26, 2025 between the Parties or their Affiliates entered into in connection with this Agreement (the “LOI”), the Agreement, the Ancillary Agreements or the Transactions contemplated hereby or thereby, (y) any litigation pending at the time of the execution and delivery of the LOI, this Agreement or the Ancillary Agreements or initiated following the execution and delivery of the LOI, this Agreement or the Ancillary Agreements or the Transactions contemplated hereby or thereby or (z) any proxy fight or proxy contest, whether pending at the time of the execution and delivery of the LOI, this Agreement or the Ancillary Agreements or initiated following the execution and delivery of the LOI, this Agreement or the Ancillary Agreements;

(h) any matters set forth on Schedule 10.1(h);

(i) subject to Section 10.9, any mispriced asset included in Estimated Net Working Capital; and

(j) any payment by Buyer of Excluded Liabilities to the extent Buyer determines, in its sole discretion, that the payment of such Excluded Liability is material to or otherwise necessary for the ongoing operation of the Business and Buyer provides reasonable notice to Seller of such Excluded Liability prior to payment.

n.	The Purchase Agreement is hereby amended by deleting Section 10.3(a)(i)(A) in its entirety, and replacing it with the following:

(A) With respect to the representations and warranties set forth in this Agreement and any Ancillary Agreement, the term “Applicable Survival Period” shall be the period immediately following the Closing and ending at 11:59 p.m. (Eastern Time) on the date that is nine (9) months after the Closing Date (the “General Survival Date”); provided that the Applicable Survival Period with respect to Damages arising from or as a result of a breach of or inaccuracy in: (1) any of the Fundamental Representations (excluding the representations and warranties set forth in Section 3.15 (Taxes)) shall survive the Closing for a period of six (6) years; and (2) the representations and warranties set forth in Section 3.15 (Taxes) shall be the date which is the later of: (y) six (6) years after the Closing Date; and (z) sixty (60) days following the expiration of all applicable statute of limitations related to the underlying subject matter of such claim (taking into account any extensions or waivers thereof).

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o.	The Purchase Agreement is hereby amended by deleting Section 10.4(b) in its entirety, and replacing it with the following:

(b) Seller General Cap. The Buyer Indemnified Parties shall not be entitled to recover from Seller under Section 10.1(a) for more than an amount equal to $1,500,000 (the “Seller General Cap”) (it being understood and agreed that, from and after the Closing and subject to the following proviso, the sole and exclusive remedy of the Buyer Indemnified Parties for recovery under Section 10.1(a) for any breach of or inaccuracy in any representation or warranty of Seller or its Affiliates shall be the Holdback Amount); provided, that, the Seller General Cap shall not apply to any Damages arising from or as a result of any (i) action or inaction that constitutes Fraud, or (ii) breach of or inaccuracy in the Fundamental Representations of Seller, and any such Damages shall not count towards satisfaction of the Seller General Cap.

p.	The Purchase Agreement is hereby amended by deleting Section 10.4(f) in its entirety, and replacing it with the following:

(f) Holdback Amount. To the extent that Buyer Indemnified Parties are entitled to recovery under this Article X and such recovery is not limited hereunder to the Holdback Amount, such Damages shall be satisfied: (i) first from the Holdback Amount, to the extent funds remain in such account that are not already the subject of an asserted but unresolved indemnification claim and (ii) second, from the Seller.

q.	The Purchase Agreement is hereby amended by deleting Section 10.11(a) in its entirety, and replacing it with the following:

10.11 Satisfaction of Indemnification Claims; Distributions from the Holdback Amount.

(a) The Holdback Amount shall not be disbursed to Seller on the Closing Date in order to secure the indemnification obligations of Seller pursuant to this Article X (Indemnification). In the event that (i) the Seller Representative does not timely object to the amount claimed by Buyer for indemnification with respect to any Damages in accordance with the procedures set forth in Section 10.10 or (ii) the Seller Representative has delivered notice of their disagreement as to the amount of any indemnification requested by Buyer and either (A) Seller and Buyer shall have, subsequent to the giving of such notice, mutually agreed that Seller is obligated to indemnify Buyer for a specified amount or (B) a final, non-appealable judgment is rendered by the court having jurisdiction over the matters relating to such claim by Buyer for indemnification from Seller, and the Seller Representative has received in the case of clause (B) above, a copy of the final, non-appealable judgment of the court, Buyer shall be entitled to satisfy from the Holdback Amount any amount determined to be owed to Buyer under Article X (Indemnification).

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r.	The Purchase Agreement is hereby amended by deleting Section 10.11(c) in its entirety, and replacing it with the following:

(c) On or prior to the third (3rd) Business Day following the General Survival Date, Buyer shall release the remaining Holdback Amount to the Seller Representative (on behalf of and for further distribution to Seller) in accordance with this Agreement; provided, that, Buyer shall retain an amount (up to the total amount then remaining Holdback Amount) equal to the amount of any indemnity claims under this Article X (Indemnification) asserted by any Buyer Indemnified Party on or prior to the expiration of the Applicable Survival Period of such claim that remain unresolved (each, an “Unresolved Claim”). The funds retained in the Holdback Amount for each Unresolved Claim shall be released by Buyer upon the final resolution of such Unresolved Claim in accordance with this Article X (Indemnification) and retained by or paid to (or the applicable portion thereof), as applicable (i) Buyer (on behalf of and for distribution to the applicable Buyer Indemnified Party, if applicable), and (ii) the Seller Representative (on behalf of and for further distribution to Seller) in accordance with this Agreement. With respect to any portion of the Holdback Amount withheld in good faith by Buyer from distribution to Seller on account of an Unresolved Claim, Buyer shall deduct from the Holdback Amount that portion of the Holdback Amount attributable to an Unresolved Claim upon the final determination of such claim to the extent in favor of Buyer, with such amount being deemed to be used to finally satisfy Seller’s obligation with respect to such claim, and to the extent that the amount originally withheld on account of such Unresolved Claim is in excess of the amount finally determined to be due to Buyer or any Buyer Indemnity Party, such excess, if any, shall be paid to Seller with respect to the final determination of such claim. Seller consents to the rights of Buyer under this Article X (Indemnification), including without limitation this Section 10.11, and agrees that Seller shall have no claim to any portion of the Holdback Amount retained by Buyer on account of an indemnification matter as to which (a) a final settlement or agreement between Buyer and the Seller Representative as to the amount owed is agreed and executed (unless otherwise provided in such final settlement or agreement) or (b) a final, non-appealable judgment or arbitration award has been rendered allowing Buyer to satisfy such Damages from the Holdback Amount.

2. Effect upon Purchase Agreement. Each reference in the Purchase Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import shall hereafter mean and be a reference to the Purchase Agreement, as amended hereby. Except as specifically amended hereby, the Purchase Agreement, and each and every term and provision thereof, shall remain in full force and effect.

3. Entire Agreement. The Purchase Agreement (together with the Exhibits and Schedules thereto), as amended hereby, contains the entire agreement of the parties with respect to the transactions contemplated hereby and supersedes all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions.

4. Governing Law; Dispute Resolution; Jury Trial Waiver. The provisions of Section 11.16 and 11.17 of the Purchase Agreement are incorporated herein by reference.

5. Execution Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by electronic transmission in .PDF format or by e-mail shall be sufficient to bind the parties to the terms of this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

BUYER:

PACE CAR ACQUISITION, LLC

By:	/s/ Robert Morcos
Name:	Robert Morcos
Title:	Chief Executive Officer

PARENT:

Social mobile technology holdings llc

By:	/s/ Robert Morcos
Name:	Robert Morcos
Title:	Chief Executive Officer

SELLER:

Sonim Technologies, Inc.

By:	/s/ Peter Liu
Name:	Peter Liu
Title:	Chief Executive Officer

SELLER REPRESENTATIVE:

/s/ Clay Crolius
Name:	Clay Crolius